Filed by ACP Holdings Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ACP Holdings Acquisition Corp.

Commission File No.: 001-43225

The following communication was made available to analysts and the stockholders of May Mobility via email on September 16, 2026 in connection with the proposed business combination between ACP Holdings Acquisition Corp. and May Mobility, Inc.

Analysts Email

Subject: May Mobility Announces Business Combination with ACP Holdings -- to List on Nasdaq

Hi [XX],

This morning May Mobility announced a definitive business combination with ACP Holdings Acquisition Corp. (Nasdaq: ACGC), positioning May Mobility as to be the first U.S. publicly listed pure-play autonomous ride-hail technology company.

●	Press release: [LINK TO PRESS RELEASE]

●	Investor presentation: [LINK TO OPEN EXCHANGE PRESENTATION]

We wanted to offer a call with May Mobility management to discuss the transaction, and separately flag that we’ll be hosting an Investor Day in the Fall in NYC — details to follow soon.

Best,

May Mobility IR

More About May Mobility

May Mobility develops autonomous vehicle technology for commercial ride-hail services. Its patented in-situ AI integrates deep learning, a dynamic world model, and a real-time reasoning engine to navigate through new and complex situations on the road. In partnership with Toyota Motor Corporation, NTT, Lyft, Uber, and Grab, May Mobility delivers Autonomy-as-a-Service (AaaS) at commercial scale and has completed more than half a million commercial autonomous rides across deployments in the U.S. and Japan. For more information, visit maymobility.com.

Investor Email

Subject: May Mobility Announces Business Combination with ACP Holdings -- to List on Nasdaq

Hi [XX],

This morning May Mobility announced a definitive business combination with ACP Holdings Acquisition Corp. (Nasdaq:

ACGC), positioning May Mobility as to be the first U.S. publicly listed pure-play autonomous ride-hail technology company.

●	Press release: [LINK TO PRESS RELEASE]

●	Investor presentation: [LINK TO OPEN EXCHANGE PRESENTATION]

Best,

May Mobility IR

More About May Mobility

May Mobility develops autonomous vehicle technology for commercial ride-hail services. Its patented in-situ AI integrates deep learning, a dynamic world model, and a real-time reasoning engine to navigate through new and complex situations on the road. In partnership with Toyota Motor Corporation, NTT, Lyft, Uber, and Grab, May Mobility delivers Autonomy-as-a-Service (AaaS) at commercial scale and has completed more than half a million commercial autonomous rides across deployments in the U.S. and Japan. For more information, visit maymobility.com.

If the Transaction is pursued, May Mobility and ACP intend to file a registration statement (which will include a proxy statement/prospectus of ACP) and other relevant documents with the Securities and Exchange Commission (the “SEC”), to be used at the meeting of shareholders to approve the Transaction and as the prospectus related to the offer of the securities to be issued by the combined company in connection with the Transaction and, after the registration statement is declared effective, ACP will mail a definitive proxy statement/prospectus relating to the Transaction to its shareholders. Shareholders and other interested persons are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC in their entirety when they become available because they will contain important information about May Mobility, ACP and the Transaction. Such registration statement may modify and supersede in its entirety any information in this communication, which is preliminary. Shareholders will be able to obtain a free copy of the proxy statement/prospectus (when filed), as well as other filings containing information about May Mobility, ACP and the Transaction at the SEC’s website located at www.sec.gov. There can be no assurance that the Transaction will be completed, or completed on the terms described in this communication.

Participants in the Solicitation

ACP, May Mobility and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ACP’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of ACP’s directors and officers in ACP’s SEC filings, including ACP’s final prospectus relating to its initial public offering, dated April 6, 2026 and filed with the SEC pursuant to Rule 424(b) under the Securities Act, available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACP’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of ACP’s and May Mobility’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

Financial Information; Non-GAAP Measures

The financial information and data contained in this communication is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement, registration statement or prospectus to be filed by ACP or May Mobility with the SEC. Certain of the financial information and data contained in this communication has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). May Mobility and ACP believe these non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to May Mobility’s financial condition and results of operations, and provide an additional tool for investors to use in evaluating projected operating results and trends and in comparing May Mobility’s financial measures with those of other similar companies, although other companies may calculate similarly titled measures differently. You should not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in May Mobility’s financial statements, and they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review May Mobility’s audited financial statements, which will be included in the definitive proxy statement/prospectus relating to the Transaction.

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Additional Information

The Business Combination will be submitted to shareholders of ACP for their consideration. In connection with the Business Combination, ACP and May Mobility intend to file a Registration Statement with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of ACP in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of ACP and equityholders of May Mobility in connection with the completion of the Business Combination. After the Registration Statement is declared effective, ACP will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that ACP will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of ACP as of a record date to be established for voting on the Business Combination. Shareholders of ACP will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: ACP Holdings Acquisition Corp., 3131 Eastside Street, Houston, Texas 77098. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

ACP, May Mobility and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ACP’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of ACP’s directors and officers in ACP’s SEC filings, including ACP’s final prospectus relating to its initial public offering, dated April 6, 2026 and filed with the SEC pursuant to Rule 424(b) under the Securities Act, available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACP’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of ACP’s and May Mobility’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the PIPE Investment, including the potential dilution and other effects of the securities to be issued in connection with the Business Combination, the anticipated benefits and expected timing of the Business Combination, the estimated or anticipated future results of ACP following the Business Combination, including the likelihood and ability of the Parties to successfully consummate the Business Combination, future opportunities for ACP and May Mobility and other statements that are not historical facts.

These statements are based on the current expectations of the management of ACP and/or May Mobility and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ACP and May Mobility. These statements are subject to a number of risks and uncertainties regarding May Mobility’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: changes in general economic, political, business and market conditions; the inability of the Parties to consummate the Business Combination or the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by shareholders of ACP in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the Parties following the announcement of the Business Combination; the risk that the approval of the shareholders of May Mobility or ACP for the Business Combination is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of May Mobility and the timing of expected business milestones; the effects of competition on May Mobility’s business; the ability of ACP following the Business Combination to execute its growth strategy, manage growth profitably and retain its key employees; the ability of ACP to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC and described in the Registration Statement when available. The foregoing list of risk factors is not exhaustive. There may be additional risks that ACP and May Mobility presently do not know or that ACP and May Mobility currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide ACP’s and May Mobility’s expectations, plans or forecasts of future events and views as of the date of this communication. ACP and May Mobility anticipate that subsequent events and developments will cause their assessments to change. However, while ACP and May Mobility may elect to update these forward-looking statements in the future, ACP and May Mobility specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing ACP’s or May Mobility’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by ACP and May Mobility from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither ACP nor May Mobility presently knows, or that ACP and/or May Mobility currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by ACP’s or May Mobility’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of ACP’s or May Mobility’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that ACP or May Mobility will, or may, generate going forward. Neither ACP nor May Mobility undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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